Exhibit 1.02

ESTERLINE TECHNOLOGIES CORPORATION

Conflict Minerals Report

For The Year Ended December 31, 2013

Esterline Technologies Corporation (“Esterline” or the “Company”) has prepared this report for the year ended December 31, 2013 to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”), which was promulgated pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”).

Esterline has reason to believe that some of the conflict minerals, as defined in the Rule, present in its supply chain may have originated in Democratic Republic of the Congo or an adjoining country (the “Covered Countries”) and may not be from recycle or scrap sources. Accordingly, Esterline is conducting due diligence measures to determine the source and chain of custody of the conflict minerals used in its products, filing this Conflict Minerals Report as an exhibit to Form SD filed with the Securities and Exchange Commission on June 2, 2014 and posting a copy of the report entitled “Conflict Minerals Report 2013” on its website at www.esterline.com under the Corporate Governance tab.

1. Company Overview

Esterline is a leading specialized manufacturing company principally serving aerospace and defense customers. Esterline designs, manufactures and markets highly engineered products and systems for application within the industries it serves. The information in this Conflict Minerals Report includes the activities of all of its majority-owned consolidated subsidiaries and joint ventures.

Esterline management views the company’s businesses in three segments related to its set of core competencies: Avionics & Controls, Sensors & Systems, and Advanced Materials. The products Esterline manufactures for each of these segments is as described further below:

Avionics & Controls: The businesses that comprise Esterline’s Avionics & Controls segment produce the following products:

•	Innovative cockpit systems integration and avionics solutions for commercial and military customers in the aviation and global positioning markets.

•	High quality, state-of-the-art human-machine interface components and systems as well as military audio and data products designed to operate in the most severe battle environments.

•	State-of-the-art user interface devices and custom-designed data input components used on specialized medical equipment, advanced military solutions, and high-tech gaming applications.

Sensors & Systems: The businesses that comprise Esterline’s Sensors & Systems segment produce the following products:

•	A wide range of sensors primarily for gas turbine and airframe applications and complete pressure and temperature scanning systems for wind tunnel and turbine test applications.

•	High-performance, high-reliability interconnect solutions for severe environments primarily in the aerospace, defense / space, and industrial equipment markets.

•	Low cost, high reliability custom power distribution assemblies for aerospace, military, ground transportation and high-end industrial applications worldwide.

Advanced Materials: The businesses that comprise Esterline’s Advanced Materials segment produce the following products:

•	Combustible ordnance and expendable countermeasures, including state-of-the-art ordnance products, infrared decoy flares and radar countermeasure chaff for air and shipboard applications and a variety of pyrotechnic devices.

•	Advanced materials, components, and surface-treatment processes engineered specifically for extremes in temperature, vibration, and chemical exposure.

2. Conflict Minerals Policy

Esterline has adopted the following conflict minerals policy:

Statement on Conflict Minerals

Esterline supports ending the violence and human rights violations reportedly funded by profits from the sale of certain metals mined in the Democratic Republic of Congo (DRC) or adjoining countries. Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act promotes transparency and consumer awareness of the use by U.S. publicly- traded companies of “conflict minerals” (tin, tantalum, tungsten and gold, or “3TG”) that directly or indirectly benefit armed groups in that region. In response to Dodd-Frank, the U.S. Securities and Exchange Commission has imposed disclosure requirements on publicly-traded companies (together with the Dodd-Frank Act, the “Rule”) concerning the use of 3TG in their products, the origin of the metals used if they are not “conflict free”, and the due diligence efforts employed to determine the country of origin and chain of custody of the metals. Under the Rule, “conflict free” means the product does not contain 3TG that directly or indirectly finances or benefits armed groups in the DRC or an adjoining country. As a publicly-traded manufacturing company whose products require the use of 3TG to ensure the functional performance specified by our customers, we have undertaken a variety of activities, including the establishment of a Conflict Minerals Policy, to prepare for compliance with the Rule.

While we use 3TG in our products, we do not purchase the metals directly from smelters or mines, so we must rely on the source information provided by our suppliers. We are engaged with our direct suppliers to trace minerals back to their origin and ensure responsible sourcing throughout the supply chain. Esterline is following a process based on the standardized EICC/GeSI Conflict Minerals Reporting Template and is using the services of an experienced third-party vendor to accomplish our country of origin inquiry and the preparation of the required disclosures. Should Esterline become aware of a supplier whose supply chain includes metals from a non-conflict free source, we will take the appropriate actions to remedy the situation in compliance with the Rule. We expect our suppliers will do the same so that we maintain alignment with the Rule throughout the entire supply chain.

We are committed to accumulating the information necessary for our own reporting requirements, as well as that needed by our customers, in support of the May 31, 2014 reporting deadline specified by the Rule.

Should you have questions about our process or this Statement, please contact ConflictMinerals@esterline.com.

This policy is publicly available on Esterline’s corporate website at www.esterline.com under the Corporate Governance tab.

3. Description of Reasonable Country of Origin Inquiry (“RCOI”)

Esterline’s reasonable country of origin inquiry (RCOI) employed a combination of measures to determine whether the necessary conflict minerals in Esterline products originated from the Covered Countries. Esterline’s primary means of determining country of origin of necessary conflict minerals was conducting a supply chain survey with direct suppliers using the Electronic Industry Citizenship Coalition Global e-Sustainability Initiative (“EICC-GeSI”) Conflict Minerals Reporting Template, which Esterline refers to as the EICC-GeSI form.

This supply chain survey, and Esterline’s conflict minerals program as a whole, is being developed and implemented with the assistance of a third-party service provider, Assent Compliance.

Esterline followed a process to survey all of its direct suppliers because it could not definitively determine which products contained conflict minerals that were necessary to the functionality or production. Esterline began with a full supplier list extracted from its preferred vendor list, which was filtered to remove service providers, indirect materials suppliers and inactive suppliers (no purchases since December 2012). Esterline then provided the filtered list of approximately 6,400 suppliers to its vendor, Assent Compliance, to upload to its system for management of the data as the survey was conducted and other diligence processes led by Assent Compliance were implemented.

As survey responses were collected, further refinement of the supplier list was possible since the EICC-GeSI form inquires whether any of the conflict minerals are necessary to the functionality or production of the products provided by the supplier. Based on supplier responses to this inquiry and additional analysis conducted by Asset Compliance, approximately 17% of Esterline’s suppliers initially surveyed were removed from scope of the reasonable country of origin inquiry. The factors considered as part of this additional scoping exercise that removed certain suppliers include:

•	The product supplied was packaging;

•	The parts provided were not incorporated into the final product (e.g., equipment used to make the product such as industrial equipment or computers);

•	Test lab and other service providers who were not identified as part of the initial screen; and

•	Any supplier who has not supplied anything to Esterline since December 2012 who was not identified previously.

For the remaining suppliers, Assent Compliance conducted an RCOI process that included email communications to the suppliers and tools that permitted suppliers to upload completed EICC-GeSI forms directly to Assent Compliance’s platform for further assessment and management. Non-responsive suppliers were contacted by the Assent Compliance supply chain team. Assent Compliance also provided training and education to suppliers on the completion of the EICC-GeSI form to help alleviate any confusion. All of these communications were monitored and tracked in Assent Compliance’s system for future reporting and transparency.

Below is a summary of the information collected from the supply-chain survey process as of the date of this report:

Information	Percentage
Supplier Responses to Survey and not deemed Out of Scope	36.9%
Suppliers with Conflict Minerals Declared	50.5% of Responses
Suppliers with Conflict Minerals from the Covered Countries	3.3% of Responses
No Response	46.2%
Suppliers deemed Out of Scope	17.0%

While approximately 3.3% of respondents have declared that their conflict minerals come from the Covered Countries, as further described below under Section 6, Esterline has not yet confirmed whether conflict minerals reported to have come from the Covered Countries are in fact included in its products, and Esterline does not know whether this sourcing finances conflict.

4. Due Diligence Process

Esterline’s due diligence measures have been designed to conform, in all material respects, with the framework in the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related supplements for gold and for tin, tantalum and tungsten (collectively, the “OECD Guidance”).

The due diligence process, as completed by Assent Compliance, is a two-stage data analysis:

•	Stage 1 - Pass/Fail - Did the supplier pass Esterline’s minimum pass/fail criteria specified on the EICC-GeSI form?

•	Stage 2 - Approved/Rejected - Did the supplier provide supporting evidence to validate its initial response on the EICC-GeSI form?

The goal is to get all suppliers to first “Pass” Stage 1 and then achieve “Approved” status in Stage 2.

During Stage 1, the minimum pass/fail criteria were established based on responses to specified questions on the EICC-GeSI form. More specifically, to “pass” Stage 1, a supplier must response “yes” to certain questions on the EICC-GeSI form that inquire about the supplier’s policy regarding conflict minerals sourcing and the due diligence processes on conflict minerals sourcing activities of its suppliers. When suppliers respond “no” to any of these questions, they are deemed to have failed.

Suppliers who “fail” are contacted for a discussion on their EICC-GeSI form response with the goal of driving their status to “pass.” The objective for this follow-up discussion is to provide an opportunity to educate suppliers on the requirements to meet the minimum “pass” criteria and to set a timeline for meeting these requirements, if they cannot do so immediately. Esterline and Assent Compliance continues to work with suppliers who remain in the “fail” status in order to ensure required progress on the formal verification process that is completed as part of Stage 2. These activities and communications are documented for future reference in order to demonstrate due diligence in accordance with the OECD Guidance. Of the 36.9% of supplier responses received, 8.71% “failed” Stage 1, and Assent Compliance has followed up with these suppliers. For this group of suppliers who “failed,” 65.0% responded to the follow up requests, of which 44.0% are still working with Assent to provide sufficient information to achieve “pass” status for Stage 1.

A supplier typically only goes for Stage 2 verification once they “pass” Stage 1. During Stage 2 formal verification, Assent Compliance contacts the suppliers who have “passed” Stage 1 and requests supporting documentation, such as a copy of the supplier’s conflict minerals policy and an outline of the supplier’s due diligence and corrective actions process, that validates the supplier’s claims on the EICC-GeSI form submitted by the supplier. Assent Compliance reviews the documents submitted by each supplier in response to the requests in order to verify them and to “approve” them. As part of Stage 2 verification, Assent Compliance has begun verifying and refining smelter information provided by Esterline’s supplier base. All the data and correspondence generated from the Stage 2 verification activities are stored and tracked for future reporting.

In addition to the foregoing due diligence process, Esterline has undertaken the following activities as contemplated by the OECD Guidance:

a.	Establishment of management systems

Conflict Minerals Policy. As described in Section 2 above, Esterline has adopted a conflicts mineral policy. Esterline has also developed a more detailed internal policy applicable to all its controlled subsidiaries and joint ventures that sets forth Esterline’s policy regarding conflict minerals and defines the management and organizational structure for the administration of its conflicts minerals policy and the due diligence framework for ascertaining the presence of conflict minerals in Esterline’s supply chain, which is based on the OECD Guidance as described in this report.

Internal Team. Esterline’s corporate headquarters office has responsibility for leadership and implementation of its conflict minerals policy. The oversight of the policy is led by Esterline’s Associate General Counsel & Corporate Secretary, who oversees the Project Manager responsible for managing the due diligence process. The Project Manager is responsible for overseeing the work performed by Assent Compliance, facilitating the exchange of supplier information between Esterline business units and Assent Compliance and ensuring that follow up tasks and action items arising from the due diligence process are assigned to appropriate Esterline personnel and completed. The Project Manager works primarily with procurement leaders in Esterline’s operating units to complete tasks associated with the supplier due diligence process. As needed, the Associate General Counsel and Project Manager will work with a relevant business unit if issues arise pertaining to the implementation of Esterline’s conflict minerals policy or to develop an action plan if, based on the due diligence process, Esterline has reason to suspect a supplier is engaging in conduct prohibited by the Esterline conflict minerals policy.

Control systems. Esterline relies on its direct suppliers to provide information on the origin of conflict minerals contained in components and materials supplied to the Company, including sources of conflict minerals that are supplied to them from lower tier suppliers. In addition to the due diligence process described above, Esterline has contracts with its suppliers that provide an opportunity to reinforce its conflicts minerals policy and due diligence efforts. As a practical matter, Esterline’s contracts with its suppliers are frequently in force for multiple years, and the Company cannot unilaterally impose new contract terms and flow-down requirements. Esterline has developed a supplier master contract that contains provisions requiring suppliers to provide information about the source of conflict minerals that will be rolled out to strategic suppliers as new supply arrangements are initiated or as existing arrangements are renewed. It will take a number of years to ensure that all Esterline supplier contracts contain appropriate flow-down clauses.

As part of the Stage 1 and Stage 2 due diligence process and addressing “red flag” items reported on a supplier’s EICC-GeSI form, through Assent Compliance, Esterline has provided education on the Rule as well as on Esterline’s policy on the source of conflict minerals. Feedback from this engagement has allowed Esterline and Assent Compliance to enhance the training, focusing and adapting it to each supplier’s needs. The feedback process has also allowed for supplier communications to be more focused and to help ensure expectations are clear.

Esterline maintains access to an Ethics Hotline on its corporate website at www.esterline.com. Any interested party, including Esterline employees and suppliers, may submit a report via the Ethics Hotline to voice concerns regarding conflict mineral extraction, trade, handling and export, subject to limitations of local law.

b.	Identification and assessment of risk in the supply chain

Because of Esterline’s size, the complexity of its products, and the depth, breadth, and constant evolution of its supply chain, it is difficult to identify parties upstream from its direct suppliers. Risks and “red flag” items are identified automatically in Assent Compliance’s system based on criteria established for supplier responses. “Red flag” items are dealt with directly Assent Compliance supply chain staff who contact the supplier, gather additional pertinent data and perform an assessment of the supplier’s conflict minerals status. All of the information and findings from this process are stored in a database that can be tracked and audited.

c.	Design and implementation of a strategy to respond to risk in the supply chain

Features of the Stage 1 and Stage 2 diligence process and the “red flag” process described above enable Esterline to respond to risk in its supply chain:

•	“Fails” in Stage 1 are addressed by implementing supplier corrective action measures, including follow up discussions and training, which are designed to ensure Esterline suppliers have policies and procedures on conflict minerals that will produce the necessary data in an accurate manner.

•	Step 2 verification collects additional documentation from suppliers to validate reported responses other supporting data provided by the supplier, including smelter information.

•	Supplier engagement as part of Stage 1, Stage 2 and “red flag” item follow-up procedures help to ensure suppliers understand the requirements of the Rule and Esterline’s expectations for the sourcing of conflict minerals.

•	As a policy matter, Esterline will notify its customers if Esterline identifies a reasonable risk a supplier is sourcing conflict minerals from Covered Countries that is supporting or linked to supporting conflict in the Covered Countries and will work with its suppliers to find alternative sources for such conflict minerals or will terminate its relationship with any such supplier.

Based on its due diligence process as of the date of this report (including the limited progress on the identification of smelters or refiners as described below under Section 6), Esterline has found no instances where it was necessary to terminate a supplier contract or to find a replacement supply of any conflict minerals.

d.	Independent third party audit of refiner’s due diligence practices

Esterline does not have a direct relationship with conflict minerals smelters or refiners and as a result, Esterline does not perform direct audits of these entities in its supply chain.

e.	Report on supply chain due diligence

In accordance with the Rule and the OECD Guidance, Esterline has filed this report with the Securities and Exchange Commission and posted it on its website at www.esterline.com under the Corporate Governance tab.

5. Steps to be taken to mitigate risk through enhanced due diligence efforts

Esterline intends to take the following steps to improve the due diligence conducted to further mitigate any risk that the necessary conflict minerals in its products could benefit armed groups in the Covered Countries:

•	Include a conflict minerals flow-down clause in new or renewed supplier contracts.

•	Continue engagement with suppliers and direct them to training resources to increase the response rate and improve the content of the supplier survey responses.

•	Engage any suppliers found to be supplying Esterline with conflict from sources that support conflict in the Covered Countries to establish an alternative source of conflict minerals that does not support such conflict.

•	Define and improve best practices and build leverage over its supply chain in accordance with the OECD Guidance.

6. Smelters or Refiners

The large majority of the suppliers who responded provided data at a company or divisional level or were unable to specify the smelters or refiners used for components supplied to Esterline. Esterline is therefore unable to determine whether the conflict minerals reported by the responding suppliers were contained in components or parts supplied to it. Furthermore, many suppliers did not provide smelter lists or provided incomplete smelter lists with no smelter identification number. As a result, Esterline was unable to validate that any of the smelters or refiners identified by suppliers are in fact in its supply chain. Accordingly, Esterline plans to take the following steps in order to obtain additional information regarding smelters or refiners so Esterline can determine the mines or locations of origin of the conflict minerals in its supply chain:

•	Work with suppliers to move to the EICC-GeSI form on which new smelter identification numbers have been assigned.

•	Require the use the smelter identification numbers in order to deem supplier responses complete.

•	Require suppliers to inform Esterline of the correlation between smelters they identify and the products and parts they supply to Esterline.

•	Compare the list of facilities identified by suppliers to the EICC-GeSI Conflict Free Source list of smelters.

Employing these additional steps is the most reasonable plan by which Esterline can determine the mines or locations of origin of conflict minerals within its supply chain.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the federal securities laws, including statements regarding Columbia’s conflict minerals program. Words such as “expects,” “intends,” “plans,” “believes,” and “anticipates” and similar expressions are used to identify these forward-looking statements, and which include Esterline’s future mitigation actions. These statements are not guarantees of future actions or performance. Actual results and outcomes may materially differ from what may be expressed in such forward-looking statements, which could be affected by, among other things, changes in the Rule, interpretations of the Rule, international due diligence frameworks, law, Esterline’s internal allocation of resources or emphasis, customer demands or expectations, and the cooperation of suppliers. Esterline does not intend to update any of the forward-looking statements after the date of this report. These forward-looking statements are made in reliance upon the safe harbor provision of The Private Securities Litigation Reform Act of 1995.